

August 1, 2011

Via Email
Ira Raphaelson
General Counsel
Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022

> **Re:** **Scientific Games Corporation**
> **Schedule TO-I filed July 19, 2011**
> **SEC File No. 5-36154**

Dear Mr. Raphaelson:

We have reviewed your filing listed above for the specific issues identified in the comments that follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

Schedule TO-I filed July 19, 2011

Exhibit (a)(1)(i) – Offer to Exchange

General

1. In your response letter, tell us how you disseminated the Offer to Exchange. Disclosure in the offer materials refers to a Web site where the offer materials are available, as well as to the SEC EDGAR site. We may have additional comments.

2. Under the terms of the offer, the exchange ratio for eligible options held by directors is twice that applicable to an identical option held by an eligible employee who is not a director. Tell us how this is consistent with the "best price" requirements of Rule 13e-4(f)(8)(ii). If you seek to rely on the "global exemptive order" for Issuer Exchange Offers Conducted for Compensatory Purposes (March 21, 2001), explain specifically how this disparity serves a compensatory purpose.

Summary Term Sheet and Questions and Answers

3. Briefly describe the accounting treatment of the offer, or explain in your response letter why it is not material in the context of this transaction. See Item 1004(1)(xi) of Regulation M-A.

How do I know whether I am eligible to participate in this offer?, page 4

4. We note the disclosure here that you reserve the right to "withdraw" the offer in any jurisdiction for which you determine that the offer would have adverse regulatory, tax or other implications. While you may set the terms of the offer, including any conditions upon which it is made, you may not simply "withdraw" an existing offer at will. Reserving the right to do so renders this an impermissible illusory offer. Please revise the language here and any comparable disclosure in the Offer to Exchange to specifically set forth the conditions, the occurrence or non-occurrence of which will allow you to terminate the offer to exchange. In this regard, once the offer is terminated based on an offer condition, it must be terminated as to everyone, not only in specific jurisdictions.

Procedures for Electing to Exchange Options, page 33

5. The language in the second to last paragraph in this section (on page 35) is unclear as to whether you are reserving the right to waive only defects or irregularities in tenders as to certain tendering option holders, or whether you are also seeking to reserve the right to waive offer conditions as to certain tendering option holders as well. Similar language appears in the second to last paragraph of the next section in the Offer to Exchange (on page 36). The former is permissible while the latter is not, because the terms of the offer must be the same as to all option holders. Please revise or advise.

Conditions of the Offer, page 37

6. All offer conditions except those related to regulatory approvals necessary to the consummation of the offer must be satisfied or waived as of the expiration of the

offer, not the date of acceptance of tendered options. Please revise the language in the first paragraph of this section accordingly.

7. One of the listed conditions states that you may terminate the offer if the closing price of your shares on the Nasdaq Global Select Market exceeds $11.99. Clarify whether this offer condition will be judged only at expiration or whether this offer condition is "triggered" if the $11.99 closing price is exceeded on any date while the offer is open. If the latter, note that once the offer condition is triggered, you must inform option holders whether you will waive it and proceed with the offer or terminate the offer and return tendered options. You may not wait until the end of the offer period to terminate based on a triggering event that occurs before the last day of the offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since Scientific Games Corporation and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 202-551-3263 with any questions about the above comments or any other matters related to your filing.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions